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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM F-X
           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


   A.       Name of issuer or person filing ("Filer"): ID Biomedical Corporation
                                                      --------------------------

   B.       This is [check one]
            |X|      an original filing for the Filer
            |_|      an amended filing for the Filer

   C.       Identify the filing in conjunction with which this Form is being filed:
            Name of registrant   ID Biomedical Corporation
                              --------------------------------------------------
            Form Type   F-10
                      ----------------------------------------------------------
            File Number (if known)   333-109066
                                  ----------------------------------------------
            Filed by   ID Biomedical Corporation
                    ------------------------------------------------------------
            Date Filed (if filed concurrently, so indicate)  September 23, 2003
                                                           ---------------------

   D.       The Filer is incorporated or organized under the laws of
            British Columbia, Canada and has its principal place of business at:
            ------------------------
            800 West Pender Street, Suite 1510, Vancouver, B.C. V6C 2V6

   E. The Filer designates and appoints ID Biomedical Corporation of Washington ("Agent") located at: 19204 North Creek Parkway, Suite 100, Bothell, WA 98011, (425) 482-2600, Attention: Todd R. Patrick as the agent of the Filer upon whom may be served any process, pleadings, subpoenas or other papers in: (a) any investigation or administrative proceeding conducted by the Commission; and (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District or Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 dated September 23, 2003, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

   F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

   G. Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.


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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, the Province of British Columbia, and Country of Canada this 23rd day of September, 2003.

FILER:                                   ID BIOMEDICAL CORPORATION

                                         By:      /s/ Anthony F. Holler
                                             ---------------------------------
                                         Name:    Dr. Anthony F. Holler
                                         Its:     Chief Executive Officer

This statement has been signed by the following persons in the capacities indicated this 23rd day of September, 2003.

AGENT:

ID BIOMEDICAL CORPORATION OF WASHINGTON

By:    /s/ Todd R. Patrick
    -----------------------------------
Name:  Todd R. Patrick
Its:   President



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